Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian ANDERSON
Date of last notice	21 December 2006

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	14 March 2008

No. of securities held prior to change	Nil

Class	Fully paid ordinary shares/CUFS

Number acquired	6,124

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$35,228.05

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	6,124 fully paid ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David R. ANDREWS
Date of last notice	4 September 2007

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered in the name of Mr David R. Andrews and Mrs Rozan Lee Andrews <Andrews Revocable A/C>. David R. Andrews and Rozan Lee Andrews are trustees of the Andrews Revocable Trust.

Date of change	14 March 2008

No. of securities held prior to change	Nil

Class	Fully paid ordinary shares/CUFS

Number acquired	3,903

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22,451.85

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 3

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	3,903 fully paid ordinary shares/CUFS registered in the name of Mr David R Andrews and Mrs Rozan Lee Andrews as trustees of the Andrews Revocable Trust.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John D BARR
Date of last notice	30 March 2007

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	14 March 2008

No. of securities held prior to change	• 21,000 fully paid ordinary shares/CUFS held by National Nominees Ltd for J&M Barr trust; and
• 3,477 fully paid ordinary shares/CUFS registered in the name of the Director.

Class	Fully paid ordinary shares/CUFS

Number acquired	7,667

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$44,104.11

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 5

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	• 21,000 fully paid ordinary shares/CUFS held by National Nominees Ltd for J&M Barr trust; and
• 11,144 fully paid ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 6	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Don DeFOSSET
Date of last notice	21 December 2006

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	14 March 2008

No. of securities held prior to change	3,100 ADRs held of behalf of the Director as a beneficial owner. This is equivalent to a holding of 15,500 fully paid ordinary shares/CUFS.

Class	Fully paid ordinary shares/CUFS

Number acquired	10,377

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$59,693.26

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 7

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
 •   Indirect interest in fully paid ordinary shares/CUFS held in the form of 3,100 ADRs, equivalent to a holding of 15,500 fully paid ordinary shares/CUFS. The registered holder is The Bank of New York, and they are held on behalf of the Director as beneficial owner; and

• 10,377 fully paid ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 8	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael N. HAMMES
Date of last notice	18 December 2007

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	14 March 2008

No. of securities held prior to change	1,800 ADRs, equivalent to a holding of 9,000 fully paid ordinary shares/CUFS, held on account for the following beneficial owners:
•   800 ADRs for Michael N Hammes and Lenore L Hammes; and
•   1,000 ADRs for Michael N Hammes.

Class	Fully paid ordinary shares/CUFS

Number acquired	6,859

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$39,456.11

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 9

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•   Indirect interest in fully paid ordinary shares/CUFS held in the form of 1,800 ADRs, equivalent to a holding of 9,000 fully paid ordinary shares/CUFS. The registered holder is The Bank of New York and they are held on account for the following beneficial owners:
•   800 ADRs for Michael N Hammes and Lenore L Hammes; and
•   1,000 ADRs for Michael N Hammes; and
•   6,859 fully paid ordinary shares/CUFS registered in the name of Michael N Hammes and Lenore L Hammes.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 10	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr James R. H. LOUDON
Date of last notice	22 November 2005

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered in the name of HSBC Nominees and held on behalf of the Director as beneficial owner.

Date of change	14 March 2008

No. of securities held prior to change	6,355 fully paid ordinary shares/CUFS registered in the name of the Director.

Class	Fully paid ordinary shares/CUFS

Number acquired	6,300

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36,141.84

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 11

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	• 6,355 fully paid ordinary shares/CUFS registered in the name of the Director; and • 6,300 fully paid ordinary shares/CUFS held by HSBC Nominees for the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 12	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Donald G McGAUCHIE
Date of last notice	27 March 2006

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	14 March 2008

No. of securities held prior to change	• 6,000 fully paid ordinary shares/CUFS registered in the name of D.G., E.C. & R.E. McGauchie as trustees of the McGauchie superannuation fund; and
• 3,569 fully paid ordinary shares/CUFS registered in the name of the Director.

Class	Fully paid ordinary shares/CUFS

Number acquired	5,803

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33,381.53

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 13

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	• 6,000 fully paid ordinary shares/CUFS registered in the name of D.G., E.C. and R.E. McGauchie as trustees of the McGauchie superannuation fund; and
• 9,372 fully paid ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 14	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rudy M J VAN DER MEER
Date of last notice	14 February 2007

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	14 March 2008

No. of securities held prior to change	Nil

Class	Fully paid ordinary shares/CUFS

Number acquired	4,410

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,368.35

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 15

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	4,410 fully paid ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 16	11/3/2002

Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine WALTER
Date of last notice	6 July 2007

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	14 March 2008

No. of securities held prior to change	6,375 fully paid ordinary shares/CUFS registered in the name of Invia Custodian Pty Ltd on account for the Walter Super Fund.

Class	Fully paid ordinary shares/CUFS

Number acquired	5,032

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,946.38

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 17

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	• 6,375 fully paid ordinary shares/CUFS registered in the name of Invia Custodian Pty Ltd on account for the Walter Super Fund; and
• 5,302 fully paid ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 18	11/3/2002